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[SM&A Corporation letterhead]


September 1, 1998

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

        Re: SM&A Corporation
            ----------------

        SM&A Corporation does hereby withdraw its Registration Statement on Form S-1 filed with the Commission on August 22, 1998 (No. 333-62163) effective immediately.

        Please do not hesitate to contact the undersigned should you require any further information concerning this matter.


Very truly yours,
SM&A Corporation

/s/ RONALD A. HUNN
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    Ronald A. Hunn,
    Chief Financial Officer